Filed by Alliance Bancorp of New England, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Alliance Bancorp of New England, Inc.
Commission File No. 001-13405

Date: October 30, 2003

News Release

Contact:	David H. Gonci
Senior Vice President
Chief Financial Officer
(860) 875-2500

ALLIANCE ANNOUNCES THIRD QUARTER RESULTS

Alliance Bancorp of New England, Inc. (AMEX:ANE), the holding company for Tolland Bank, reported a net loss of $239 thousand ($0.09 per share) in the third quarter of 2003, compared to net income of $861 thousand ($0.32 per share) in the third quarter of 2002. During the third quarter, Alliance recorded $748 thousand in charges for professional fees related to its merger agreement with New Haven Savings Bank.

For the year-to-date, Alliance reported net income of $1.60 million ($0.57 per share), compared to earnings of $2.58 million ($0.95 per share) for the same period of 2002.

Alliance announced a quarterly dividend of 7.5 cents per share, payable on November 25, 2003 to shareholders of record at the close of November 11, 2003. The Company also announced today that, in light of its pending merger with New Haven Savings Bank, it had postponed its annual meeting of shareholders previously scheduled for November 26, 2003. Should the merger not be completed in the first quarter of 2004, the meeting will be rescheduled.

President and CEO, Joseph H. Rossi, stated, “Our quarterly results were affected by the charges related to the merger and a security writedown, as well as by a tighter net interest margin resulting from low interest rates. Third quarter results benefited from the large pipeline of mortgage loans that had built up before mortgage rates turned up sharply at the beginning of the quarter. As we indicated last quarter, we increased the loan and investment portfolios in order to help offset the impact of tighter margins. Additionally, we will be opening our new branch in Enfield in November.”

Mr. Rossi continued, “We are giving increasing effort to working with New Haven Savings Bank in planning the rapid integration of our companies following the completion of our merger, which is targeted for the first quarter of 2004. It was recently announced that our combined companies intend to operate under the name ‘NewAlliance Bank’. This name represents the strong alliance with our customers and communities that we will forge together with New Haven Savings Bank and Savings Bank of Manchester. This announcement has signaled our commitment to providing strong and innovative financial products, trusted advice, and the most personalized banking experience possible. By combining our institutions, we believe that our expanded resources and market presence, together with our shared culture and core beliefs, will increase shareholder value and are in the best interests of our employees, customers, and the communities we serve.”

Net interest income decreased by $178 thousand (6%) in the third quarter and by $188 thousand (2%) in the first nine months of 2003, compared to 2002. This reflected a decline in the net interest margin to 3.00% in the third quarter of 2003 from 3.31% in the same period of 2002 due to lower interest rates. This tightening was partially mitigated by growth in total regular loans (excluding government guaranteed loans), which increased at a 6% annualized rate during the first nine months of 2003. This growth was due mainly to an increase in residential mortgages which benefited from strong demand and improvements in the Company’s origination process and product structure.

The provision for loan losses declined by $51 thousand for the third quarter and by $236 thousand for the year-to-date, reflecting lower commercial loan growth. There were no net loan charge-offs for the current year. The loan loss allowance measured 1.56% of total regular loans at September 30, 2003, compared to 1.60% at the previous year-end. Nonperforming assets totaled $3.7 million (0.87% of total assets) at quarter-end, up from $3.2 million (0.78% of assets) one year ago due primarily to one commercial loan relationship. There were no foreclosed assets recorded during the current year.

Third quarter service charges and other income grew by $278 thousand (37%) in the third quarter and by $1.22 million (68%) in the first nine months. This growth was primarily due to higher secondary marketing income related to the higher volume of residential mortgage originations. Service charges and other income for the first nine months also benefited from a $209 thousand increase in non deposit investment product commissions and a $124 thousand increase in loan prepayment fees.

During the third quarter, Alliance recorded a $504 thousand securities loss representing the writedown of one equity security, a utility common stock, which was deemed to be impaired on an other than temporary basis. This unrealized loss had previously been recorded to other comprehensive income, and this charge therefore did not reduce shareholders’ equity. For the first nine months of 2003, Alliance recorded a net securities loss of $570 thousand, including gross gains of $1.11 million and gross losses of $1.67 million. Securities gains were recorded on the sale and redemption of $6 million in corporate securities which were viewed as fully valued. The securities loss also included a debt security issued by a mutual insurance company which was written down to estimated fair value in the first half of the year. During the first quarter, Alliance eliminated the held to maturity classification of investment securities, which had decreased to a balance of $5 million at year-end 2002. These securities were transferred to the available for sale category, where security purchases will be recorded for the foreseeable future.

Non-interest expense increased by $894 thousand (35%) in the third quarter and by $1.44 million (19%) in the first nine months of 2003 compared to 2002. Total merger related expenses were $748 thousand in the third quarter and $818 thousand for the first nine months of 2003, consisting principally of legal and investment banking services. For the nine month period, total compensation related costs increased by $609 thousand (15%) due primarily to higher business volumes, including a $443 thousand increase in commissions and temporary help, along with a $111 thousand increase in pension expense. All other expenses increased by a net amount of $14 thousand; management held total other expenses basically flat to help mitigate the impact of tighter interest margins. Full time equivalent staff totaled 107 at quarter-end, compared to 109 at year-end 2002. For the first nine months of 2003, the efficiency ratio improved to 65.2% compared to 65.5% in the same period of 2002 despite the impact of lower interest spreads. Due to the merger related expenses, the effective income tax rate increased to 39% for the first nine months of 2003, compared to 30% in the same period of 2002.

Shareholders’ equity totaled $29.9 million at quarter-end and measured 7.1% of total assets, up from 6.2% at year-end 2002. This included the benefit from appreciation of investment securities, reflecting the impact of lower interest rates and improved corporate spreads. The Company’s capital remained in excess of all regulatory requirements and continued to exceed the requirement for the highest regulatory capital category of Well Capitalized.

Alliance Bancorp of New England, Inc. (AMEX:ANE) is the bank holding company for Tolland Bank, a Connecticut-chartered bank with nine offices serving central and eastern Connecticut, and a tenth office under construction in Enfield, Connecticut. Alliance builds community and shareholder value relying on its fundamental strengths of convenience, superior marketing, customer service, knowledge of its communities, and competitive products. (www.alliancebancorp.com and www.tollandbank.com)

Statements in this press release regarding Alliance Bancorp of New England, Inc.’s business that are not historical facts are “forward-looking statements” that involve risks and uncertainties. For a discussion of such risks and uncertainties, which could cause actual results to differ from those contained in the forward-looking statement, see “Forward-Looking Statements” in the Company’s most recent Annual Report.

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AMEX:ANE  ♦  www.alliancebancorp.com  ♦

Alliance Bancorp of New England, Inc.
Consolidated Selected Financial Data (Unaudited)

	As of and for the three months ended September 30,		As of and for the nine months ended September 30,

	2003	2002	2003	2002

For the Period (in thousands)
Net interest income	$2,912	$3,090	$9,165	$9,353
Provision for loan losses	13	64	65	301
Service charges and other income	1,021	743	3,007	1,789
Net (loss) gain on securities and other assets	(504)	8	(570)	311
Non-interest expense	3,464	2,570	8,930	7,489
Net (loss) income	$(239)	$861	$1,603	$2,576

Per Share
(Loss) earnings – basic	$(0.09)	$0.33	$0.59	$1.00
(Loss) earnings – diluted	(0.09)	0.32	0.57	0.95
Dividends declared	0.075	0.075	0.225	0.211
Book value	11.15	9.16	11.15	9.16
Common stock price:
High	33.75	15.70	33.75	15.70
Low	23.05	12.94	18.51	10.68
Close	33.34	15.30	33.34	15.30

At Period End (in millions)
Total assets	$423.7	$414.4	$423.7	$414.4
Total loans	283.4	269.3	283.4	269.3
Other earning assets	112.9	120.5	112.9	120.5
Deposits	327.4	335.2	327.4	335.2
Borrowings	60.1	51.5	60.1	51.5
Shareholders’ equity	29.9	23.7	29.9	23.7

Operating Ratios
Return on average equity	(3.10)%	14.47%	7.59%	15.05%
Return on average assets	(0.22)	0.83	0.51	0.87
Net interest margin	3.00	3.31	3.18	3.44
Efficiency ratio	67.50	65.24	65.16	65.51
Equity/total assets	7.05	5.72	7.05	5.72
Dividend payout ratio	n/a	22.57	37.60	21.19

Loan Related Ratios
Net charge-offs/average regular loans	0.00%	0.02%	0.00%	0.00%
Loan loss allowance/regular loans	1.56	1.62	1.56	1.62
Nonperforming assets/total assets	0.87	0.78	0.87	0.78

Growth (in percent)
Net income	n/a	4.9%	(37.8)%	4.4%
Regular loans	8.1%	21.7	5.9	11.3
Deposits	(10.2)	5.5	(1.4)	14.0

(1)	All share and per share data for the nine months ended September 30, 2002 has been adjusted to reflect the eleven-for-ten stock split effected in the form of a 10% stock dividend distributed in May 2002.
(2)	The efficiency ratio is non-interest expense divided by the sum of net interest income (fully taxable equivalent) and service charges and other income. The efficiency ratio excludes merger related expenses. Return, margin and charge-off ratios are annualized based on average balances for the period. The net interest margin is fully taxable equivalent.
(3)	Regular loans are total loans excluding government guaranteed loans.
(4)	Growth of net income is compared to the same period in the prior year. Growth was not applicable in the three months ended September 30, 2003 due to the net loss. Growth of regular loans and deposits is compared to beginning of the period, annualized.

Alliance Bancorp of New England, Inc.
Consolidated Income Statements (Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,

(in thousands, except share data)	2003	2002	2003	2002

Interest and Dividend Income
Loans	$4,170	$4,439	$12,979	$13,403
Debt securities	762	1,244	2,364	3,836
Dividends on equity securities	185	218	573	609
Other interest and dividend income	99	119	439	251
Total interest and dividend income	5,216	6,020	16,355	18,099

Interest Expense
Deposits	1,452	2,144	4,675	6,440
Borrowings	852	786	2,515	2,306

Total interest expense	2,304	2,930	7,190	8,746

Net Interest Income	2,912	3,090	9,165	9,353
Provision For Loan Losses	13	64	65	301

Net interest income after provision for loan losses	2,899	3,026	9,100	9,052
Non-Interest Income
Service charges and other income	1,021	743	3,007	1,789
Net (loss) gain on securities and other assets	(504)	8	(570)	311

Total non-interest income	517	751	2,437	2,100
Non-Interest Expense
Compensation and benefits	1,559	1,434	4,795	4,186
Occupancy	189	183	579	519
Data processing services and equipment	289	307	875	927
Office and insurance	124	153	440	444
Purchased services	394	300	987	833
Merger related	748	—	818	—
Other	161	193	436	580

Total non-interest expense	3,464	2,570	8,930	7,489

(Loss) income before income taxes	(48)	1,207	2,607	3,663
Income tax expense	191	346	1,004	1,087

Net (Loss) Income	$(239)	$861	$1,603	$2,576

Share Data
Basic (loss) earnings per share	$(0.09)	$0.33	$0.59	$1.00

Diluted (loss) earnings per share	$(0.09)	$0.32	$0.57	$0.95

Average basic shares outstanding	2,696,458	2,588,660	2,695,515	2,577,466
Average additional dilutive shares	—	141,379	116,494	128,538

Average diluted shares	2,696,458	2,730,039	2,812,009	2,706,004

Alliance Bancorp of New England, Inc.
Consolidated Balance Sheets (Unaudited)

(in thousands, except share data)	September 30, 2003	December 31, 2002

Assets
Cash and due from banks	$15,119	$13,941
Short-term investments	6,024	4,520

Total cash and cash equivalents	21,143	18,461

Securities available for sale (at fair value)	103,145	87,812

Securities held to maturity (fair value of $5,984 in 2002)	—	5,372

Loans held for sale	3,722	11,942

Residential mortgage loans	95,993	78,717
Commercial mortgage loans	91,758	94,692
Other commercial loans	39,565	39,550
Consumer loans	36,371	39,547
Government guaranteed loans	19,753	25,756

Total loans	283,440	278,262
Less: Allowance for loan losses	(4,120)	(4,050)

Net loans	279,320	274,212

Premises and equipment, net	5,873	5,104
Accrued interest income receivable	2,110	2,417
Cash surrender value of life insurance	6,423	6,207
Other assets	1,986	2,987

Total assets	$423,722	$414,514

Liabilities and Shareholders’ Equity
Demand deposits	$37,134	$35,600
NOW deposits	40,561	39,091
Money market deposits	41,412	43,964
Savings deposits	82,082	77,605
Time deposits	126,197	134,572

Total deposits	327,386	330,832

Borrowings	60,056	54,510
Other liabilities	6,406	3,622

Total liabilities	393,848	388,964

Preferred stock, $0.01 par value; 100,000 shares authorized, none issued	—	—
Common stock, $0.01 par value; authorized 4,000,000 shares; issued 2,879,103 in 2003 and 2,868,105 in 2002; outstanding 2,678,504 in 2003 and 2,667,506 in 2002	29	29
Additional paid-in capital	12,873	12,791
Retained earnings	20,184	19,183
Accumulated other comprehensive loss, net	(103)	(3,344)
Treasury stock (200,599 shares)	(3,109)	(3,109)

Total shareholders’ equity	29,874	25,550

Total liabilities and shareholders’ equity	$423,722	$414,514

ADDITIONAL INFORMATION

The proposed merger of Alliance Bancorp of New England, Inc. (“Alliance”) and NewAlliance Bancshares, Inc., the new holding company for New Haven Savings Bank (“NewAlliance”), will be submitted to the shareholders of Alliance. NewAlliance has filed a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Alliance are urged to read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Alliance and NewAlliance, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Alliance Bancorp of New England, Inc., Karen Ouimet-Matusek, Shareholder Contact, 348 Hartford Turnpike, P.O. Box 2588, Vernon, CT 06066 (860) 875-2500.

Alliance and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Alliance in connection with the proposed merger. Information about the directors and executive officers of Alliance and their ownership of Alliance common stock and additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction.

The information provided in this filing may contain forward-looking statements and describe future plans, strategies, synergies and cost savings related to the merger. The words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “create,” “utilize,” “project” and similar expressions identify forward-looking statements. The ability to predict results or the effect of future plans or strategies including the merger or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors which could affect actual results and impact the merger include, but are not limited to, changes in general market interest rates, general economic conditions, legislative/regulatory/tax changes, fluctuations of interest rates, changes in the quality or composition of our loans and investment portfolios, deposit flows, competition, demand for financial services in our markets, and changes in accounting principles. Similar factors are present with respect to the other party to the merger, NewAlliance. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements.